SEMPRA ENERGY Exhibit 99.2

Table F (Unaudited)

Income Statement Data by Business Unit

Three Months Ended September 30, 2005

(Dollars in millions)	SDG&E	SoCal Gas	Commodities	Generation	Pipelines & Storage	LNG	Financial	Consolidating Adjustments, Parent & Other	Total
Operating Revenues	$ 601	$ 910	$ 754	$ 462	$ 92	$ -	$ -	$ (93)	$ 2,726
Operating Expenses	438	825	615	407	88	8	1	108	2,490
Depreciation & Amortization	66	66	7	14	3	-	(3)	4	157
Operating Income	97	19	132	41	1	(8)	2	(205)	79
Other Income, net	3	-	98	15	20	-	(13)	8	131
Income before Interest & Taxes (1)	100	19	230	56	21	(8)	(11)	(197)	210
Net Interest Expense (2)	6	9	8	7	(1)	-	1	18	48
Income Tax Expense/(Benefit)	(8)	(26)	61	19	3	(3)	(20)	(86)	(60)
Discontinued Operations	-	-	-	-	-	-	-	(1)	(1)
Net Income	$ 102	$ 36	$ 161	$ 30	$ 19	$ (5)	$ 8	$ (130)	$ 221

Three Months Ended September 30, 2004

(Dollars in millions)	SDG&E	SoCal Gas	Commodities	Generation	Pipelines & Storage	LNG	Financial	Consolidating Adjustments, Parent & Other	Total
Operating Revenues	$ 550	$ 826	$ 366	$ 439	$ 73	$ -	$ -	$ (89)	$ 2,165
Operating Expenses	368	636	282	334	72	6	1	(50)	1,649
Depreciation & Amortization	68	75	6	10	3	-	5	4	171
Operating Income	114	115	78	95	(2)	(6)	(6)	(43)	345
Other Income, net	1	14	-	12	13	-	1	(1)	40
Income before Interest & Taxes (1)	115	129	78	107	11	(6)	(5)	(44)	385
Net Interest Expense (2)	-	9	3	7	-	-	2	30	51
Income Tax Expense/(Benefit)	55	52	29	36	4	(2)	(17)	(54)	103
Discontinued Operations	-	-	-	-	-	-	-	-	-
Net Income	$ 60	$ 68	$ 46	$ 64	$ 7	$ (4)	$ 10	$ (20)	$ 231

(1) Management believes "Income before Interest & Taxes" (Operating Income plus Other Income, net) is a useful measurement of our business units' performance because it can be used to evaluate the effectiveness of our operations exclusive of interest and income taxes, neither of which is directly relevant to the efficiency of those operations.

(2) Net Interest Expense includes Interest Income, Interest Expense and Preferred Dividends of Subsidiaries.

SEMPRA ENERGY
Table F (Unaudited) (continued)

Income Statement Data by Business Unit

Nine Months Ended September 30, 2005

(Dollars in millions)	SDG&E	SoCal Gas	Commodities	Generation	Pipelines & Storage	LNG	Financial	Consolidating Adjustments, Parent & Other	Total
Operating Revenues	$ 1,761	$ 3,091	$ 1,658	$ 1,237	$ 236	$ -	$ -	$ (293)	$ 7,690
Operating Expenses	1,302	2,647	1,408	1,025	218	23	2	13	6,638
Depreciation & Amortization	197	198	21	41	10	-	8	6	481
Operating Income	262	246	229	171	8	(23)	(10)	(312)	571
Other Income, net	4	(1)	98	15	43	-	(14)	12	157
Income before Interest & Taxes (1)	266	245	327	186	51	(23)	(24)	(300)	728
Net Interest Expense (2)	37	27	20	15	(1)	1	4	73	176
Income Tax Expense/(Benefit)	39	55	91	68	4	(9)	(47)	(217)	(16)
Discontinued Operations	-	-	-	-	-	-	-	(3)	(3)
Net Income	$ 190	$ 163	$ 216	$ 103	$ 48	$ (15)	$ 19	$ (159)	$ 565

Nine Months Ended September 30, 2004

(Dollars in millions)	SDG&E	SoCal Gas	Commodities	Generation	Pipelines & Storage	LNG	Financial	Consolidating Adjustments, Parent & Other	Total
Operating Revenues	$ 1,666	$ 2,821	$ 1,018	$ 1,175	$ 200	$ -	$ -	$ (359)	$ 6,521
Operating Expenses	1,168	2,277	763	937	192	12	2	(228)	5,123
Depreciation & Amortization	203	225	17	32	10	-	7	7	501
Operating Income	295	319	238	206	(2)	(12)	(9)	(138)	897
Other Income, net	4	15	-	(1)	54	13	(26)	(1)	58
Income before Interest & Taxes (1)	299	334	238	205	52	1	(35)	(139)	955
Net Interest Expense (2)	31	27	7	20	1	-	6	91	183
Income Tax Expense/(Benefit)	128	133	82	67	16	1	(67)	(169)	191
Discontinued Operations	-	-	-	-	-	-	-	(32)	(32)
Net Income	$ 140	$ 174	$ 149	$ 118	$ 35	$ -	$ 26	$ (93)	$ 549

(1) Management believes "Income before Interest & Taxes" (Operating Income plus Other Income, net) is a useful measurement of our business units' performance because it can be used to evaluate the effectiveness of our operations exclusive of interest and income taxes, neither of which is directly relevant to the efficiency of those operations.

(2) Net Interest Expense includes Interest Income, Interest Expense and Preferred Dividends of Subsidiaries.